

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, TN 37129

> **Re: National Health Investors, Inc.**
> **Form 10-K**
> **Filed February 15, 2013**
> **File No. 001-10822**

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 40

1.   We note from your Consolidated Statements of Cash Flows that a significant cash outflow for investing activities related to investment in real estate properties. Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized. In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Contractual Obligations and Contingent Liabilities, page 41

2.   Please tell us why the amount for Debt, including interest on your Contractual
        Obligations and Contingent Liabilities table is less than the Debt on your Consolidated
        Balance Sheets.

3.   Please reconcile the amounts you have disclosed for Loan commitments and Construction
        commitments to the amounts you have disclosed elsewhere in your filing. Specifically,
        from your disclosures on pages 8 and 67, it appears that you have unfunded commitments
        of $39.4 million; however, you have only presented $15 million in loan and construction
        commitments within your table on page 41. Additionally, please tell us if the $159.5
        million in real estate investments and commitments you have disclosed on page 59
        includes any additional unfunded amounts not disclosed on pages 8 or 67.

Financial Statements

Consolidated Statements of Cash Flows, page 51

4.   In future filings, please disaggregate the cash flows for Investment in real estate
        properties between development, redevelopment and acquisitions.

Notes to Consolidated Financial Statements, page 54

Note 2. Real Estate, page 58

Acquisitions and New Leases of Real Estate, page 59

5.   It appears that you acquired several properties with in-place leases. Please tell us how
        you determined that there were no identifiable intangible assets or liabilities assumed;
        specifically, tell us how you determined that there were no in-place lease intangibles or
        above/below market lease intangibles.

6.   It appears that you acquired several properties and simultaneously leased them back to
        the seller in a sale/leaseback transaction, and that these acquisitions were accounted for as
        asset purchase. Please tell us how you evaluate each purchase transaction to determine
        whether the acquired assets meet the definition of a business or are an asset purchase.
        Please tell us the basis for your conclusion and cite the relevant accounting literature
        relied upon. Also, please tell us the amount of transaction costs that were incurred and
        capitalized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief